June 29, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gevo, Inc.
Registration Statement on Form S-1
File No. 333-238548

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gevo, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 (File No. 333-238548) be accelerated so that it becomes effective at 5:15 p.m., Eastern Time, on Tuesday, June 30, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Patrick R. Gruber
Patrick R. Gruber
Chief Executive Officer

cc: Ned Prusse (Perkins Coie LLP)